Exhibit 99.1

Nasdaq Grants Therapix Biosciences Extension to Comply With Stockholders' Equity Requirement

TEL AVIV, Israel, Aug. 27, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today that the Nasdaq Stock Market has granted the Company an extension until November 18, 2019, to regain compliance with Nasdaq Listing Rule 5550(b)(1), which will permit the continued listing of Therapix's stock on the Nasdaq Stock Market.

As previously reported on May 23, 2019, Therapix received a letter notifying the Company that the stockholders' equity reported in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, was below the minimum stockholders' equity of $2,500,000 required for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq listing rule 5550(b)(1).

On July 5, 2019, Therapix submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules. After reviewing Therapix's plan to regain compliance, Nasdaq granted an extension to enable the Company to regain compliance with the listing rules. Under the terms of the extension, Therapix must on or before November 18, 2019, complete a stockholders' equity raising transaction, or other event, including the previously announced transaction with Destiny Biosciences Global Corp ("Destiny"), and evidence compliance by furnishing to the U.S. Securities and Exchange Commission and Nasdaq in a publicly available report detailing such actions to regain compliance. In the event that Therapix does not satisfy the terms set forth in the extension, Nasdaq will provide written notification that Therapix's securities will be subject to delisting proceedings. In such an event, Therapix would be eligible to appeal Nasdaq's determination to a Listings Qualification Panel.

On July 23, 2019, Therapix announced the signing of a letter of intent for a proposed merger with Destiny. The transaction will create a combined company that focuses on Therapix's proprietary IP and related technology, and assets pertaining to all clinical stage pharmaceutical applications and Destiny's genomics-based breeding techniques and development capabilities. The companies believe that completion of this transaction will satisfy the minimum stockholders' equity required for continued listing on the Nasdaq Capital Market.

"This transaction remains on track as we work towards a merger or similar strategic transaction to combine the two exciting companies," said Dr. Ascher Shmulewitz, interim CEO and Chairman of Therapix. "We continue to believe this transaction can bring much needed scientific-based solutions faster to patients."

"We are very excited about this transaction and look forward to working with the exceptional team at Therapix on novel drug development programs leveraging the entourage effect of both botanical and endogenous cannabinoids,” said Gordon Reykdal, CEO of Destiny.

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq listing rules and completing a transaction with Destiny. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com